SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934

For the month of February, 2009

Commission File Number 001-33921

CASCAL N.V.

(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Nine Month and Third Quarter 2009 Results

- Nine-month revenue from continuing operations up 6.5% to $125.6 million (up 17.2% at constant exchange rates)
- Nine-month EBITDA from continuing operations down 3.9% to $45.7 million (up 5.8% at constant exchange rates)
- Nine-month EPS from continuing operations up 57% to $0.55

LONDON, Feb. 9 /PRNewswire-FirstCall/ -- Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for the nine months and third quarter ended December 31, 2008. Cascal N.V. results are presented in U.S. dollars.

Year-to-date Fiscal 2009 Results

Revenue from continuing operations for the nine months ended December 31, 2008 increased by 6.5% to $125.6 million, compared to $118.0 million for the same period last year. The $7.6 million increase was the result of an approximate $10.5 million contribution by the historical portfolio (through a combination of rate increases, additional customers and higher volumes) and a $7.9 million contribution by the new acquisitions, offset by a $10.8 million effect of translation of revenues into USD.

•
Revenue in China almost doubled, increasing by $7.2 million or 93%, compared to the same period last year, of which $6.2 million was the result of the acquisitions of the Yancheng joint venture on April 29, 2008 and the Zhumadian subsidiary on July 23, 2008, with the remainder due to a combination of rate and volume increases in our pre-existing operations in China and $0.7 million due to favorable exchange rate movements.

•
Revenue in Chile increased by $1.9 million or 37%, compared to the same period last year, of which $1.1 million was contributed by the Servicomunal and Servilampa businesses acquired during the period, and $1.1 million was due to a combination of rate increases and higher volumes sold in our pre-existing operations in Chile, offset by $0.3 million due to exchange rate movements. The Servicomunal and Servilampa businesses, acquired on June 27, 2008, are consolidated into the Company’s results with a three month lag due to non-coterminous year ends.

•
Revenue in Indonesia increased by $1.5 million or 17%, compared to the same period last year, primarily a result of $2 million in additional revenue due to a 20% rate increase implemented in December 2007, together with higher demand for water caused by continued population growth, offset by $0.6 million due to exchange rate movements.

•
Revenue in Panama increased by $1.5 million or 23%, compared to the same period last year, due to $1 million arising from rate increases that took effect on April 1, 2008 and September 1, 2008 together with $0.5 million of additional revenue recognized this year following the delayed approval of a rate increase applied for in May 2007.

•
Revenue in South Africa decreased by $0.2 million or 1.4%, compared to the same period last year. At constant exchange rates, revenue in South Africa increased by $2.4 million or 18% as a result of a 10% rate increase implemented by the Company’s Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates, respectively, implemented by Siza Water, which came into effect in July 2008, along with continued growth in the number of connections. This revenue increase was offset by $2.6 million due to exchange rate movements.

•
Revenue in the UK decreased by $4.2 million or 5.9%, compared to the same period last year. At constant exchange rates, revenue in the UK increased by $3.8 million or 6.0% primarily due to the effect of a scheduled rate increase of 3.68%, together with a $2.3 million increase from the non-regulated business. This revenue increase was offset by $8.0 million due to exchange rate movements.

For the nine months ended December 31, 2008, EBITDA from continuing operations decreased by $1.9 million or 3.9% at current exchange rates, and increased by $2.5 million or 5.8% at constant exchange rates, compared to the same period last year. Of the $2.5 million increase at constant exchange rates, approximately $2.5 million was contributed by new projects and $1.9 million came from organic growth of the historical portfolio, offset by additional corporate overhead. The EBITDA increase was essentially contributed by the Company’s operations in China (+$2.4 million), Indonesia (+$1.4 million), South Africa (+$1.0 million), Chile (+$0.6 million) and Panama (+$0.4 million), partially offset by increased overhead (-$1.9 million) and a reduction in the U.K. (-$1.5 million) due notably to higher electricity prices. The increased corporate overhead is mainly the result of higher costs due to tax and legal advisors, insurance and the board of independent directors. The EBITDA increase was offset by $4.4 million due to exchange rate movements. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Commenting on the Company’s results, Stephane Richer, Cascal Chief Executive Officer, stated, “In spite of the challenges of a global economic slowdown, I am very pleased with the continued progress being made by our Group, and remain positive about our ability to deliver continued growth. I am particularly satisfied with the underlying growth trends that the portfolio has once again delivered although these have been somewhat masked by unusually large exchange rate movements during the period. At constant exchange rates, we have achieved strong revenue growth and EBITDA growth in all our geographical segments other than in the UK where revenue has increased by 6% and EBITDA decreased by 4.6%. The EBITDA reduction in the UK is largely driven by increased costs of electricity which we expect will reduce significantly over the next few months. We are committed to working through the current economic turmoil by focusing on the strengths of our operations and are continuing to prove that we can grow in a difficult environment.”

Overall, net financial income and expense from continuing operations improved by $16.2 million for the nine months ended December 31, 2008, compared to the same period last year. This result was comprised of an $11.9 million favorable movement in exchange rate results, combined with a $4.3 million decrease in net interest expense. The exchange rate results are principally the result of revaluing a British Pound-denominated current account balance outstanding at December 31, 2008 between the Company and its subsidiary, Cascal Services Limited. The decrease in net interest expense is mainly due to the repayment of borrowings in February 2008 out of the proceeds of the initial public offering, which have been partially and progressively replaced with cheaper borrowings from the Company’s revolving loan facility.

For the nine months ended December 31, 2008, net profit from continuing operations was $16.9 million, or $0.55 per share, compared to net profit of $7.6 million, or $0.35 per share, for the same period in the prior year. Including discontinued operations, net profit was $17 million, or $0.56 per share, compared to $0.41 per share for the same period in 2007.

The effective tax rate incurred by continuing operations was 38.9% compared to 43.9% in the same period last year. The U.K. project company incurred a charge to deferred tax of $2.9 million, or two thirds of a total charge of $4.5 million for the year ending March 31, 2009, with respect to a change in U.K. tax legislation that was introduced on July 21, 2008. Without this one-time charge, the effective tax rate for the period falls to approximately 29.0%. In addition, a one-time adjustment in the form of a $0.3 million charge was made to the deferred tax position of the Company’s Santiago based regulated operations in respect of its water rights portfolio. The other significant factor impacting the effective tax rate is the extent to which the parent company incurs costs in excess of its taxable income in The Netherlands. During the period ended December 31, 2008 the parent company recorded significant taxable income with respect to favorable movements in foreign exchange rates, which has been applied against tax losses brought forward. This, in turn, had a favorable impact on the overall effective tax rate for the period.

The Company’s operating cash flow increased by $8.7 million to $41.6 million during the nine months ended December 31, 2008 relative to the prior year’s comparable period.

As of December 31, 2008, the consolidated balance sheet shows cash and cash equivalents of $37.0 million.

Results for the Three Months Ended December 31, 2008

The results for the quarter, which are the difference between the nine months results and the six months results calculated at the respective average exchange rate, are affected by unusually large exchange rate movements experienced during the period.

For the three months ended December 31, 2008, revenue from continuing operations decreased by $1.7 million or 4.2% to $38.4 million, compared to $40.1 million for the same period last year. However, at constant exchange rates, revenue from continuing operations increased by $7.1 million or 23% mainly as result of increases in China (+$3.1 million), Chile (+$1.5 million), the UK (+$1.3 million) and Indonesia (+$0.5 million).

For the three months ended December 31, 2008, EBITDA from continuing operations decreased by $3.5 million or 22% to $12.3 million, compared to the same period last year. However, at constant exchange rates, EBITDA from continuing operations decreased by only $0.2 million or 1.3%. The EBITDA movement was mainly contributed by the Company’s operations in China (+$1.0 million), Chile (+$0.5 million) and Indonesia (+$0.4 million), offset by increased overhead (-$1.0 million) and a reduction in the U.K. (-$0.7 million) due notably to higher electricity costs. The EBITDA was affected by $3.3 million due to exchange rate movements. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

For the three months ended December 31, 2008, the net profit from continuing operations was $6.0 million, or $0.20 per share, compared to a net profit of $4.5 million, or $0.20 per share, for the same period last year. Including discontinued operations, net profit for the comparable period in 2007 was $5.5 million, or $0.25 per share.

Guidance

Cascal currently anticipates annual revenue between $162 million and $166 million and EBITDA between $58 million and $60 million for fiscal year 2009.The previously stated guidance was for revenue between $179 million and $184 million and for EBITDA between $68 million and $71 million. The single most significant variance is the strengthening of the USD and notably the USD-GBP exchange rate which was anticipated at the time of the previous guidance last April at 1.94 and is now anticipated at 1.70 (average exchange rate for fiscal year 2009). Of the anticipated change in revenue and EBITDA, approximately $18 million and $6 million, respectively, arise from the movements in exchange rate assumptions used to convert from local currencies into USD.

Recent Business Highlights and Updates

•
The Company is continuing to actively develop new project opportunities and is currently one of two remaining bidders on a project in St. Lucia. The potential acquisition of the St. Lucia project can be undertaken with current resources, and Cascal’s underlying cash flows are sufficient to meet the needs of its existing operations.

•
Overdue receivables for rate increases from IDAAN, Panama’s national water authority, have risen to approximately $7 million. Cascal has received written approval for the rate increases and has been given verbal assurances that the account will be settled in due course and that IDAAN’s 2009 budget has been approved at the full contractual rate.

Conference Call

The Company will host a conference call at 9 a.m. Eastern Time / 2 p.m. GMT on February 10, 2009.  On the call, Stephane Richer, CEO of Cascal, and Steve Hollinshead, CFO, will discuss the Company’s results, and review operational highlights and other business developments. The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), +1 (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 82954225. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from February 10, 2009 at 9:45 a.m. ET / 2:45 p.m. GMT through March 10, 2009 at 11:59 p.m. ET / March 11, 2009 at 4:59 a.m. GMT. To access the replay, please call (800) 642-1687 (local) or +1 (706) 645-9291 (international) and enter the following code: 82954225.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.1 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Nine months ended December 31, 2008			Nine months ended December 31, 2007
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	125,630	-	125,630	117,980	2,168	120,148
Operating Expenses
Raw and auxiliary materials and other external costs	30,931	-	30,931	25,207	533	25,740
Staff costs	27,212	-	27,212	25,501	612	26,113
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,932	-	17,932	17,028	39	17,067
Profit on disposal of intangible and tangible fixed assets	(935)	-	(935)	(74)	-	(74)
Other operating charges	21,794	(3)	21,791	19,643	819	20,462
Incremental offering-related costs	-	-	-	75	-	75
	96,934	(3)	96,931	87,380	2,003	89,383
Operating Profit	28,696	3	28,699	30,600	165	30,765
Gain on disposal of subsidiary	-	203	203	-	1,295	1,295
Net Financial Income and Expense
Exchange rate results	10,021	-	10,021	(1,911)	(13)	(1,924)
Interest income	2,456	8	2,464	1,357	74	1,431
Interest expense	(12,234)	(1)	(12,235)	(15,361)	(24)	(15,385)
	243	7	250	(15,915)	37	(15,878)
Profit before Taxation	28,939	213	29,152	14,685	1,497	16,182
Taxation	(11,263)	(69)	(11,332)	(6,440)	(81)	(6,521)
Profit after taxation	17,676	144	17,820	8,245	1,416	9,661
Minority Interest	(787)	-	(787)	(681)	-	(681)
Net Profit	16,889	144	17,033	7,564	1,416	8,980
Earnings per share — Basic and Diluted	0.55	0.01	0.56	0.35	0.06	0.41
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

Consolidated Statements of Income

	Three months ended December 31, 2008			Three months ended December 31, 2007
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	38,374	-	38,374	40,077	657	40,734
Operating Expenses
Raw and auxiliary materials and other external costs	10,400	-	10,400	8,570	177	8,747
Staff costs	8,811	-	8,811	8,960	246	9,206
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,566	-	5,566	5,851	13	5,864
Profit on disposal of intangible and tangible fixed assets	(131)	-	(131)	(86)	-	(86)
Other operating charges	6,839	-	6,839	6,733	178	6,911
	31,485	-	31,485	30,028	614	30,642
Operating Profit	6,889	-	6,889	10,049	43	10,092
(Loss)/Gain on disposal of subsidiary	-	(45)	(45)	-	1,047	1,047
Net Financial Income and Expense
Exchange rate results	6,759	-	6,759	2,145	(11)	2,134
Interest income	360	-	360	316	38	354
Interest expense	(4,691)	-	(4,691)	(5,605)	(12)	(5,617)
	2,428	-	2,428	(3,144)	15	(3,129)
Profit before Taxation	9,317	(45)	9,272	6,905	1,105	8,010
Taxation	(3,101)	-	(3,101)	(2,255)	(15)	(2,270)
Profit after taxation	6,216	(45)	6,171	4,650	1,090	5,740
Minority Interest	(177)	-	(177)	(199)	-	(199)
Net Profit	6,039	(45)	5,994	4,451	1,090	5,541
Earnings per share — Basic and Diluted	0.20	0.00	0.20	0.20	0.05	0.25
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

Revenue by segment

Amounts expressed in thousands of USD	Three months ended December 31, 2008	Three months ended December 31, 2007	Nine months ended December 31, 2008	Nine months ended December 31, 2007
United Kingdom	$19,018	$23,887	$66,916	$71,087
South Africa	4,314	5,813	15,962	16,188
Indonesia	2,878	2,903	9,928	8,467
China	6,198	2,862	14,868	7,710
Chile	2,534	1,555	7,241	5,292
Panama	2,574	2,207	8,136	6,597
The Philippines	671	718	2,141	2,105
Holding companies	187	132	438	534
Total continuing operations	$38,374	$40,077	$125,630	$117,980
Discontinued operations – Mexico	-	657	-	2,168
Total	$38,374	$40,734	$125,630	$120,148

Revenue
Dutch GAAP
(Dollars in thousands)	Nine months ended December 31, 2008 as reported	Nine months ended December 31, 2007 as reported	Nine months ended December 31, 2007 at constant exchange rates	Change 2007-2008 at constant exchange rates	Percentage change 2007-2008 at constant exchange rates
United Kingdom	$66,916	$71,087	$63,123	$3,793	6.0%
South Africa	15,962	16,188	13,534	2,428	17.9%
Indonesia	9,928	8,467	7,887	2,041	25.9%
China	14,868	7,710	8,445	6,423	76.1%
Chile	7,241	5,292	5,029	2,212	44.0%
Panama	8,136	6,597	6,597	1,539	23.3%
The Philippines	2,141	2,105	2,090	51	2.4%
Holding companies	438	534	465	(27)	(5.7)%
Total continuing operations	$125,630	$117,980	$107,170	$18,460	17.2%
Discontinued operations – Mexico	-	2,168	2,086	(2,086)	n/a
Exchange rate effect			10,892
Total after exchange rate effect	$125,630	$120,148	$120,148

Revenue
Dutch GAAP
(Dollars in thousands)	Three months ended December 31, 2008 as reported	Three months ended December 31, 2007 as reported	Three months ended December 31, 2007 at constant exchange rates	Change 2007-2008 at constant exchange rates	Percentage change 2007-2008 at constant exchange rates
United Kingdom	$19,018	$23,887	$17,741	$1,277	7.2%
South Africa	4,314	5,813	4,061	253	6.2%
Indonesia	2,878	2,903	2,391	487	20.4%
China	6,198	2,862	3,093	3,105	100.4%
Chile	2,534	1,555	1,072	1,462	136.4%
Panama	2,574	2,207	2,207	367	16.6%
The Philippines	671	718	638	33	5.2%
Holding companies	187	132	82	105	129.3%
Total continuing operations	$38,374	$40,077	$31,285	$7,089	22.7%
Discontinued operations – Mexico	-	657	513	(513)	n/a
Exchange rate effect			8,936
Total after exchange rate effect	$38,374	$40,734	$40,734

Use of Non-GAAP Financial Measures -- EBITDA

EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.
(Dollars in thousands)	Nine months ended December 31, 2008	Nine months ended December 31, 2007
Net profit from continuing operations ……...	$16,889	$7,564
Add:
Interest (income)/expense and exchange rate results ……………………………………	(243)	15,915
Taxation ………………………………………	11,263	6,440
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill ………………………………………	17,932	17,028
(Profit)/loss on disposal of intangible and tangible fixed assets ………………………..	(935)	(74)
Minority interest ……………………………..	787	681
EBITDA from continuing operations ………	$45,693	$47,554
Revenue from continuing operations	125,630	117,980
EBITDA as a percentage of revenue from continuing operations	36.4%	40.3%

(Dollars in thousands)	Three months ended December 31, 2008	Three months ended December 31, 2007
Net profit from continuing operations ……..	$6,039	$4,451
Add:
Interest (income)/expense and exchange rate results …………………………………………………	(2,428)	3,144
Taxation ………………………………………………	3,101	2,255
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill ………	5,566	5,851
(Profit)/loss on disposal of intangible and tangible fixed assets……………………………………………	(131)	(86)
Minority interest ……………………………………...	177	199
EBITDA from continuing operations ……………….	$12,324	$15,814
Revenue from continuing operations ……………...	38,374	40,077
EBITDA as a percentage of revenue from continuing operations ……………………………….	32.1%	39.5%

Cascal
Consolidated Balance Sheets

Amounts expressed in thousands of USD	December 31, 2008 Unaudited	March 31, 2008
Assets
Fixed Assets
Intangible fixed assets	31,565	18,424
Tangible fixed assets	400,821	366,357
Financial fixed assets	19,634	26,685
	452,020	411,466
Current Assets
Stocks and work in progress	3,572	2,083
Debtors	47,959	54,474
Cash at bank and in hand	36,969	54,380
	88,500	110,937
Total Assets	540,520	522,403
Shareholders’ Equity & Liabilities
Shareholders’ equity	113,872	136,726
Minority shareholders’ interest	36,055	16,101
Group Equity	149,927	152,827
Negative goodwill	1,223	1,232
Provisions & deferred revenue	107,630	126,341
Long term liabilities	217,093	190,190
Current liabilities	64,647	51,813
Total Liabilities	390,593	369,576
Total Shareholders’ Equity and Liabilities	540,520	522,403

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
(Registrant)

	By:	/s/ Stephane Richer
Name: Stephane Richer Title: Chief Executive Officer

	By:	/s/ Steve Hollinshead
Name: Steve Hollinshead Title: Chief Financial Officer

Date: February 9, 2009